Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of April 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: April 03  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE'S  REPEATED EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece – April 03, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that  today it held its Repeated Extraordinary General Assembly of Shareholders, during which 51.5% of its shareholders were present. In accordance with the EGM’s agenda, the following issues were approved by the shareholders:

1.

The amendments to Articles of Association: 9 (Board of Directors), 13 (Chief Executive Officer) and 23 (Absolute Quorum and Majority of the General Assembly of Shareholders). The elimination of Articles of Association: 7 (participation of the Greek State in the Company’s share capital), 16 (impediment – incompatibility of members of the Board of Directors) and 17 (State rights). The renumbering of article 7 (previously numbered 8) and subsequent articles.

2.

The initiation of a stock option plan for executives of the OTE Group. During the first year of the plan, participating employees will have the right to receive options which will correspond to a maximum of 0.9% of OTE SA's share capital. The exercise price of the options to be granted will be equal to OTE's average share price during H2 2006.

3.

The settlement of a debt payable to OTE by Fibre Optic Telecommunication Network LTD (Foptnet), by remission. The debt was owed to OTE following the installation, in 1997, of a fibre optic network in Georgia by OTE's subsidiary Hellascom, for a total construction cost of 17.7 million USD. The settlement involves an immediate payment of 5 million EUR by Foptnet, and the write-off of the remaining debt by OTE. OTE had already written off the total debt in its accounts by 2005.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior financial analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 29, 2006. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: April 03, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer